THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

09046103

Ref. No. TC 114/2009

April 10, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Shin Satellite Public Co Ltd

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 016/2009**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2009

  Date: April 10, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Tanadit C.

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.
Enclosure

dlw 5/18

Summary Translation Letter
To the Stock Exchange of Thailand
April 10, 2009

TC-CP 016/2009

April 10, 2009

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2009

To: The President
The Stock Exchange of Thailand

As THAICOM Public Company Limited (the "Company") has convened the Annual General Meeting of Shareholders for the Year 2009 on April 9, 2009 at the Auditorium, 9th floor, Shinawatra Tower 3, No. 1010 Viphavadee Rangsit Road, Chatuchak, Bangkok, the Company wishes to inform you of the resolutions of the Annual General Meeting of Shareholders for the year 2009 as follows:

1. RESOLVED THAT the Minutes of the Annual General Meeting of Shareholders for the Year 2008, held on April 9, 2008 be approved.

Approved	524,439,594 votes	equivalent to 100%
Disapproved	0 votes	equivalent to 0.00%
Abstained	0 votes	equivalent to 0.00%

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2008 prepared by the Board of Directors be approved and THAT the balance sheets, profit and lost statement, and cash flow statement of the year 2008 ending on December 31, 2008 be approved.

Approved	529,735,787 votes	equivalent to 100%
Disapproved	0 votes	equivalent to 0.00%
Abstained	0 votes	equivalent to 0.00%

3. RESOLVED THAT as the Company incurred net loss from its business operation in the amount of around Baht 1,440,836,512; the Company is not required to appropriate fund for legal reserve, and due to the unstable world economic condition, and the Company's financial limitation, no dividend will be paid to the shareholders.

Approved	529,727,287 votes	equivalent to 99.9984%
Disapproved	8,500 votes	equivalent to 0.0016%
Abstained	0 votes	equivalent to 0.00%

4. RESOLVED THAT the appointment of 4 auditors from KPMG Phoomchai Audit Limited to be the Company's auditors for the fiscal year 2009 be approved as follows:

1. Mr. Supot	Singhasaneh	Certified Public Accountant License No.2826
2. Mr. Winid	Silamongkol	Certified Public Accountant License No.3378
3. Ms. Somboon	Supasiripinyo	Certified Public Accountant License No.3731
4. Mr. Charoen	Phosamritlert	Certified Public Accountant License No.4068

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statements and THAT the fees for quarterly and annual auditing in fiscal year 2009 be fixed at Baht 2,258,000.

Approved	529,727,287 votes	equivalent to 99.9984%
Disapproved	8,500 votes	equivalent to 0.0016%
Abstained	0 votes	equivalent to 0.00%

5. RESOLVED THAT the number of directors in the Company's Board of Directors, the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories and the directors' remuneration for the year 2009 be approved as per the following details:

5.1 The Board of Directors of the Company shall consist of nine directors to keep the seat available for the director nominated by MICT.

Approved	529,657,287 votes	equivalent to 99.8519%
Disapproved	78,500 votes	equivalent to 0.1481%
Abstained	0 votes	equivalent to 0.00%

5.2 The directors retired by rotation are:
   5.2.1 Mr. Paron Israsena
   5.2.2 Professor Hiran Radeesri
   5.2.3 Associate Professor Samrieng Mekkriengkrai

5.3 The directors retired by rotation but being re-elected to continue their office are:

- Mr. Paron Israsena Director

Approved	528,478,887 votes	equivalent to 99.7628%
Disapproved	1,246,900 votes	equivalent to 0.2354%
Abstained	10,000 votes	equivalent to 0.0018%

- Professor Hiran Radeesri Director

Approved	528,478,887 votes	equivalent to 99.7628%
Disapproved	1,243,900 votes	equivalent to 0.2348%
Abstained	13,000 votes	equivalent to 0.0024%

- Associate Professor Samrieng Mekkriengkrai Director

Approved	528,252,887 votes	equivalent to 99.7201%
Disapproved	1,469,900 votes	equivalent to 0.2775%
Abstained	13,000 votes	equivalent to 0.0024%

5.4 The Company's Board of Directors will consist of:

- Mr. Paron Israsena Na Ayudhya	Chairman of the Board of Directors
- Professor Hiran Radeesri	Director and Chairman of the Audit Committee
- Mrs. Charintorn Vongspootorn	Director and Member of the Audit Committee
- Associate Professor Samrieng Mekkriengkrai	Director and Member of the Audit Committee
- Mr. Somprasong Boonyachai	Director
- Dr. Dumrong Kasemset	Director
- Ms. Nidchanun Santhavesuk	Director
- Mr. Yong Lum Sung	Director

5.5 The authorized signatories are as follows:
"Mr. Dumrong Kasemset, Mr. Somprasong Boonyachai and Ms. Nidchanun Santhavesuk any two of these three directors jointly sign with the Company's seal affixed."

Approved	528,417,387 votes	equivalent to 99.75%
Disapproved	1,318,400 votes	equivalent to 0.25%
Abstained	0 votes	equivalent to 0.00%

5.6 The directors' remuneration for 2009 approved by the Remuneration Committee is up to Baht 9 million. The remuneration comprises monthly allowance, meeting allowance and annual compensation. The Chairman of the Board shall receive the monthly allowance of Baht 150,000 per month. The outside directors shall receive the monthly allowance of Baht 25,000 per month. The outside director who is the Chairman of the Audit Committee shall receive the additional monthly allowance of Baht 25,000 per month. The outside director who is the Chairman of the Governance and Nomination Committee, the Chairman of the Compensation Committee or the Chairman of the Executive Committee shall receive the additional monthly allowance of Baht 10,000 per month. The meeting allowance for each outside director shall be Baht 25,000 per each Meeting of The Board of Directors or any committee of the Board.

The directors who are executives or employees of the Company or of the shareholder of the Company are not entitled to receive such remuneration as directors or members of any committee.

The Chairman of the Board is not entitled to receive meeting allowance for the Meeting of the Board of Directors or any committee of the Board.

Approved	529,615,787 votes	equivalent to 99.98%
Disapproved	120,000 votes	equivalent to 0.02%
Abstained	0 votes	equivalent to 0.00%

Please be informed accordingly.